LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

September 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Amendments No. 1 and 2 to Registration Statement on Form S-1
Filed September 11, 2024 and September 16, 2024
File No. 333-281586

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 20, 2024 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Form S-1 Filed on September 11, 2024

Capitalization, page 45

1.	As adjusted additional paid-in capital does not reflect offering expenses. Please revise or advise why the amount presented is correct.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to reflect offering expenses in the as adjusted additional paid-in capital. This revision appears on page 45 of the Registration Statement.

Additionally, please note the Company has also updated the number of shares of common stock and options outstanding prior to the offering. The changes to these amounts result from the rounding up of fractional shares issued as a result of the reverse stock split.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By:	LeeAnn Rohmann
Title:	Chief Executive Officer